                                                          [Securian Letterhead]

June 26, 2013

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:Variable Annuity Account File Number: 811-04294              SENT VIA EDGAR
   Minnesota Life Insurance Company
   Waddell & Reed Advisors Retirement Builder II Variable
   Annuity

Dear Mr. Zapata:

This letter follows up on our telephone conversations on June 20, 2013 and June 21, 2013, and relates to the recent registration statement filing by the Variable Annuity Account on Form N-4 as filed with the Securities and Exchange Commission ("SEC") on June 26, 2013. As we discussed, certain information contained in that filing was bracketed and omitted in the registration statement. The information that applies to those brackets is contained in this letter. This information will be incorporated into the registration statement via a pre-effective amendment.

1. PAGE 52 OF THE PROSPECTUS, PARAGRAPH TWO UNDER THE SECTION ENTITLED "BENEFIT BASE ENHANCEMENT":

   6.0%

2. PAGE 53 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI):

   The annual income percentages are as follows:

                           MYPATH CORE FLEX - SINGLE MYPATH CORE FLEX - JOINT
           AGE             ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
 ------------------------  ------------------------- ------------------------
      through age 64                           4.0%                      3.5%
         65 - 74                               4.5%                      4.0%
         75 - 79                               5.0%                      4.5%
           80 +                                6.0%                      5.5%

3. PAGE 61 OF THE PROSPECTUS, PARAGRAPH TWO UNDER THE SECTION ENTITLED "BENEFIT BASE ENHANCEMENT":

   7.0%

4. PAGE 62 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI):

   The annual income percentages are as follows:

                            MYPATH ASCEND - SINGLE    MYPATH ASCEND - JOINT
           AGE             ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
           ---             ------------------------  ------------------------
      through age 64                           4.0%                      3.5%
         65 - 74                               4.5%                      4.0%
         75 - 79                               5.0%                      4.5%
           80 +                                6.0%                      5.5%

5. PAGE 70 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI):

   The annual income percentages are as follows:

                            MYPATH SUMMIT - SINGLE    MYPATH SUMMIT - JOINT
           AGE             ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
           ---             ------------------------  ------------------------
      through age 64                           4.5%                      4.0%
         65 - 74                               5.0%                      4.5%
         75 - 79                               5.5%                      5.0%
           80 +                                6.5%                      6.0%

6. PAGE 77 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI):

   The annual income percentages are as follows:

                            MYPATH VALUE - SINGLE      MYPATH VALUE - JOINT
           AGE             ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
           ---             ------------------------  ------------------------
         All ages                              4.0%                      3.5%

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,
/s/ Daniel P. Preiner
Daniel P. Preiner
Counsel

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